Amendment No. 7 to Prospectus Supplement dated March 27, 2014 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 7 to Prospectus Supplement amends the Prospectus Supplement dated March 27, 2014 (“Original Prospectus Supplement”) as supplemented on July 31, 2014 (“Amendment No. 2 to Prospectus Supplement”). This Amendment No. 7 to Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 27, 2014 and Amendment No. 2. This Amendment No. 7 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 7 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See "Risk Factors" commencing at page S-12 of the Prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

New Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are offering a new Unit Option. Our Unit Program will now consist of a new combination of Common Stock and warrants, a new time period and a new unit price, but otherwise the same Unit Program features, conditions and terms in the Prospectus Supplement and Amendment No. 2 apply. We are offering under our Unit Program beginning November 1, 2016 and terminating January 31, 2017 (unless extended at the Company’s sole discretion), a new Unit Option Program to purchase Units of our securities where each Unit (priced at $10.00) is comprised of seven (7) shares of Common Stock and seven (7) Common Stock purchase warrants. Each warrant affords the investor or stockholder the opportunity to purchase one share of our Common Stock at a warrant exercise price of $1.00. The warrant shall have the symbol “ZNWAE” but no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

The warrants will first become exercisable on March 3, 2017, which is the 31st day following the Unit Option Termination Date (i.e., on January 31, 2017), unless extended, and continue to be exercisable through March 3, 2020 (3 years) at a per share exercise price of $1.00. If the Common Stock of the Company trades above $5.00 per share as the closing price for fifteen (15) consecutive trading days at any time prior to the expiration date of the warrant, the Company has the sole discretion to provide a Notice to warrant holders of an early termination of the warrant within sixty (60) days of the Notice. No change will be made to the warrant exercise price of $1.00 per share. The Unit is priced at $10.00 per Unit.

Accordingly, all references in the Original Prospectus Supplement and Amendment No. 2, concerning the Unit Option, continue, except for the substitution of the new Unit Option terms and features above. All other Plan features, conditions and terms remain unchanged.

The date of this Amendment No. 7 to Prospectus Supplement is November 1, 2016.